CONFIDENTIAL TREATMENT REQUESTED BY PHILIPS

Date: December 21, 2011 Cecilia D. Blye Chief Office of Global Security Risk Securities and Exchange Commission 100 F Street, N.E Washington, D.C. 20549	Koninklijke Philips Electronics N.V.

Re:	Koninklijke Philips Electronics N.V. (Royal Philips Electronics N.V.) Form 20-F for the Fiscal Year Ended December 31, 2010 Filed February 18, 2011 File No. 001-05146-01

Dear Ms. Blye:

In our letter dated November 25, 2011 responding to your letter of November 14, 2011 relating to the Form 20-F for the fiscal year ended December 31, 2010 of Koninklijke Philips Electronics N.V. ("Philips" or the “Company"), we indicated in the response to one of the comments that we were collecting information from a number of Philips’ associates and that we would advise you prior to December 23, 2011 of the responses we received.  Philips' further response to that comment is set forth below. To facilitate your review, we have included in this letter that comment in italicized text and have provided Philips' response immediately following.

Comment No. 1 (letter of November 14, 2011):

You state in your response to comment 1 in our letter dated September 1, 2011 that you have requested information from associates regarding sales to Iran, Syria, Sudan and Cuba, and that you will advise us of any relevant responses.  Please note that we may have further comment upon receipt of this information.

Response:

As noted in our response dated October 31, 2011 to your letter dated September 1, 2011, associates are defined as entities over which the Philips group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  We further noted that we had identified the 10 largest associates based on Philips’ investment value (the smallest of which was approximately 5 million Euros) and we had requested information from them regarding their sales to Cuba, Iran, Sudan and Syria.

We have received responses from all ten associates.  Of these ten associates, eight have reported to us that they had no sales to any of these countries during the relevant periods.  Two associates have reported the following sales of compact fluorescent lamps or energy saving lamps: in 2008, 2010 and 2011, [***] to Cuba; in 2008, 2009, 2010 and 2011, [***] to Sudan; and in 2008 and 2009,  [***] to Syria.

[THE SYMBOL “***” ON THIS PAGE REPRESENTS THAT CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

Date: December 21, 2011

Request

In accordance with the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments.  Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83.  Accordingly, a separate version of this response letter containing confidential information of the Company is being filed by hand and not via EDGAR.  This letter being submitted via EDGAR does not contain confidential information of the Company and, therefore, is not submitted on a confidential basis.

Please direct any questions or comments regarding the enclosed material to the undersigned at (011) (31) 20 59 77 241.  Our fax number is (011) (31) 20 59 77150. We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

/s/ E.P. Coutinho
E.P. Coutinho
General Secretary and Chief Legal Officer

Cc:	Amanda Ravitz
Assistant Director
Division of Corporation Finance

Jennifer Hardy
Special Counsel
Office of Global Security Risk